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                  Filed by Wit SoundView Group, Inc.
                  Pursuant to Rule 425 under the Securities
                  Act of 1933
                  Subject Company: Wit SoundView Group, Inc.
                  Commission File No. 000-26225


On October 5, 2000, certain representatives of Wit SoundView Group, Inc. participated in a conference during which the representatives of Wit SoundView utilized a slide presentation. The text of the following slides relate to the proposed merger of Wit SoundView Corporation, a wholly owned subsidiary of Wit SoundView Group, Inc., and E*OFFERING Corp. and the strategic alliance between Wit SoundView Group and E*TRADE Group, Inc.

SLIDE 1:

Wit SoundView:  Overview

o        Wit Capital founded in 1996 as the first online investment bank;
         acquired SoundView Technology Group in January 2000 to form Wit
         SoundView

o Research, investment banking and sales & trading efforts are focused exclusively on technology and Internet sectors

o         Financials
          o         2000 (through Q2):
          o         Revenue: $203 million
          o         Cash Net Income: $32 million
          o         Managed IPO Percentage of Total Revenue: 12%

o Large retail distribution channel through E*TRADE strategic alliance (1)

o         Innovative product offerings for online capital raising

o         Veteran management team led by Bob Lessin, Chairman and CEO

(1) Scheduled to close October 2000.




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SLIDE 2:

THE EVOLUTION OF WIT SOUNDVIEW

[Logo of Wit SoundView]

"One of the largest banking and research groups focused exclusively on Internet and technology companies."

[Logo of Wit Capital]
o         First Investment Bank to utilize online channel
o         Leader in Utilizing Online Channel
o         Targeted Retail Community
o         Focused on Internet and E-Commerce

[Logo of SoundView Technology Group]
o         Acquired January 2000
o         Pure Technology Focus
o         Exceptional Research Franchise
o         Strong Established Institutional Business

[Logo of E*OFFERING and Logo of E*TRADE]
o         E*OFFERING Acquisition and E*TRADE Alliance announced May 2000
o         Expected to close October 2000
o         Exclusive access to 3 million online accounts for equity offerings

SLIDE 8:

                                         THE E*TRADE ALLIANCE

SLIDE 9:

The E*TRADE Alliance


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o         Strategic Alliance Will Leverage Complementary Strengths in Investment
          Banking, Research, Technology, Online Brokerage and Marketing to
          Create a Powerful "Change Agent"

o Wit SoundView to Become Exclusive Source of IPOs, Follow-On Offerings and Other Investment Banking Equity Offering products to E*TRADE's 3.0 Million Accounts

o E*TRADE's Customers Gain Access to Expanded Range of Investment Products and Opportunities, Including Wit SoundView's Proprietary Research

o         E*TRADE to Acquire Wit SoundView's Online Retail Brokerage Accounts

o E*TRADE and General Atlantic each to purchase 2 million additional shares of Wit Capital Group common stock

Source:  Wit SoundView Press Release, May 15, 2000.

SLIDE 10:

The E*TRADE Alliance - A Leading Financial Site

[Image of bar graph showing unique visitors per month of E*TRADE, Fidelity, Schwab, Ameritrade and DLJDirect]

[Image of bar graph showing average daily unique visitors of E*TRADE, Fidelity, Schwab, Ameritrade and DLJDirect]

[Image of bar graph showing average minutes spent/usage per month for Datek, E*TRADE, Schwab, TD Waterhouse and Suretrade]

SLIDE 11

E*TRADE Alliance Enhances Strategic Shareholders

New Investors
[Logos of E*TRADE, General Atlantic Partners, Softbank Inc., New Enterprise Associates, Battery Ventures and Crosspoint Venture Partners]


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Existing Investors
[Logos of Goldman Sachs and Capital Z]

IMPORTANT INFORMATION


Please read the registration statement and proxy statement/prospectus Wit SoundView has filed with the SEC relating to the proposed merger of E*OFFERING into one of its subsidiaries. These documents contain information that is important. You may obtain these documents for free on the Internet web site maintained by the SEC at HTTP://WWW.SEC.GOV. The proxy statement/prospectus and certain other docu ments are available for free on our Internet web site at HTTP.//WWW.WITCAPITAL.COM/MERGER/FILINGS/S4.HTML. Wit SoundView and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies of Wit SoundView's shareholders to approve the proposed acquisition of E*OFFERING. Such individuals may have interests in the acquisition, including as a result of holding shares or options of Wit SoundView.